Citigroup Managed Futures LLC
                         731 Lexington Avenue, 25th Floor
                               New York, NY 10022

By Edgar

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Re:     Citigroup Diversified Futures Fund L.P.
        Supplement to Registration Statement on Form S-1
        File No. 333-117275

Ladies and Gentlemen:

     On behalf of Citigroup Diversified Futures Fund L.P. (the "Partnership") I am transmitting herewith for filing, pursuant to Rule 424 (b) (3) of the Securities Act of 1933, as amended, a Supplement dated December 31, 2005 to the Partnership's prospectus dated June 30, 2005.

Should you have any questions, please telephone me at 212-559-5046.

Very truly yours,

/s/ Daniel R. McAuliffe, Jr.
    ------------------------
    Daniel R. McAuliffe, Jr.
    Chief Financial Officer and
    Director

Enclosures

                                    Citigroup
                          Diversified Futures Fund L.P.
                                  December 2005

The redemption value for Citigroup Diversified Futures Fund L.P. was $931.04 per unit at the end of December, down 3.6% for the month and down 4.5% year to date.

The Fund was down for the month of December as profits in the metals and indices sectors were offset by losses in other markets. The dollar's sudden turnaround and the volatility in natural gas markets were the dominant factors that detracted from performance.

In energy markets, natural gas had the most significant impact as prices fell 29 percent in response to forecasters calling for warmer than normal temperatures across the U.S. Crude oil's surge at the end of December also hindered performance as the pricing dispute between Russia and the Ukraine disrupted shipments to Europe.

The currency sector was also unprofitable as the sudden reversal of the U.S. dollar against the yen was the key factor. The dollar sold off against both Asian and European currencies during the month in reaction to the market's interpretation that the Fed will be less accommodative in the future and that the Fed was closer to ending its rate-hiking cycle, thus ending the support the dollar was getting from high yields.

The fixed income sector was also unprofitable for the month as European and Japanese fixed income markets fell and the U.S. yield curve inverted. Limiting performance in the European fixed-income market was the volatility caused by changing expectations on whether or not the ECB rate hike was a single increase or the beginning of a series of further moves.

The stock index sector contributed positively for the month. The Nikkei 225 (Osaka) and the EuroStoxx 50 were the main contributors. The Nikkei 225 (Osaka) rose on expectations that Japan's economy would continue its recent economic expansion. The metals sector was profitable for the month as gold ended 2005 at $517 an ounce, up 18 percent for the year. Silver added to the profitable performance as it reached highs. LME aluminum also helped performance because of increasing demand in China. Performance in the agriculture sector was slightly negative for the month.

Past performance is not necessarily indicative of future results.

If you have any questions regarding the Fund or would like information about other Citigroup managed futures investment opportunities, please contact your Smith Barney Financial Advisor.

As of December 31, 2005, advisors to the Fund are AAA Capital Management, Inc., Aspect Capital Limited, Capital Fund Management S.A., Drury Capital, Inc., Graham Capital Management L.P., John W. Henry & Company, Inc., Willowbridge Associates Inc., and Winton Capital Management Limited.

Citigroup Managed Futures LLC

                                    Citigroup
                          Diversified Futures Fund L.P.
                                Account Statement
                           For the Period December 1,
                            Through December 31, 2005


                                                       Percent
                                                     of Average
                                                     Net Assets
                                                     ----------
Realized gains from trading            $18,766,362       2.14%
Change in unrealized gains/losses
     from trading                      (47,756,547)     (5.44)
                                       -----------      -----
                                       (28,990,185)     (3.30)
Add, Brokerage commissions
     and clearing fees ($367,195)        4,743,310       0.54
                                       -----------      -----
Net realized and unrealized losses     (33,733,495)     (3.84)
Interest Income                          2,097,259       0.24
                                       -----------      -----
                                       (31,636,236)     (3.60)
Less, Expenses:
     Management fees                     1,426,972       0.16
     Incentive fees                     (1,101,054)     (0.13)
     Other expenses                        116,170       0.02
                                       -----------      -----
                                           442,088       0.05
                                       -----------      -----
Net loss                               (32,078,324)     (3.65)%
                                                        =====

Additions (15,827.3605 L.P. units
at November 30, 2005 net asset
value per unit of $965.48)              15,281,000
Redemptions (11,352.1804 L.P. units
at December 31, 2005 net asset
value per unit of $931.04)             (10,569,334)
                                       -----------
Decrease in net assets                 (27,366,658)
Net assets, November 30, 2005          884,502,954
                                       -----------
Net assets, December 31, 2005         $857,136,296
                                       ------------

Net Asset Value per unit
  ($857,136,296 / 920,701.1026 Units)       $930.96
                                       ------------

Redemption value per unit  (Note 1)         $931.04
                                       ------------

Note 1: For the purpose of a redemption, any accrued liability for reimbursement of offering and organization expenses will not reduce Net Asset Value per Unit. As a result, the reported redemption value per unit is $931.04.

The net asset value per unit of $930.96 is reflective of charging offering and organizational expenses against the initial capital of the fund and is reported for financial reporting purposes only.

To the best of the knowledge and belief of the undersigned, the information contained herein is accurate and complete.

 By: /s/ Daniel R. McAuliffe, Jr.
        ------------------------
        Daniel R. McAuliffe, Jr.
        Chief Financial Officer and Director
        Citigroup Managed Futures
        General Partner, Citigroup
        Diversified Futures Fund L.P.